April 9, 2015

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	Advisors’ Inner Circle Fund (File No. 811-06400)

Ms. Fettig:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), Administrator to Advisors’ Inner Circle Fund (the “Trust”), in a telephone conversation on February 25, 2015. The comments provided relate to the Trust’s annual reports as of October 31, 2014, filed on Form N-CSR (the “Reports”) and related filings of the Trust. Comments provided specifically relate to Thomson Horstmann & Bryant Small Cap Value Fund, Thomson Horstmann & Bryant Microcap Fund, The McKee International Equity Portfolio, Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Income Opportunities Fund, Cornerstone Advisors Public Alternatives Fund, Cornerstone Advisors Real Assets Fund, FMC Strategic Value Fund, FMC Select Fund, Rice Hall James Mid Cap Portfolio, Rice Hall James Small Cap Portfolio, Rice Hall James Micro Cap Portfolio, Acadian Emerging Markets Portfolio, Acadian Emerging Markets Debt Fund, Westwood LargeCap Value Fund, Westwood SMidCap Fund, Westwood SMidCap Plus Fund, Westwood SmallCap Value Fund, Westwood Income Opportunity Fund, Westwood Dividend Growth Fund, Westwood Short Duration High Yield Fund, Westwood Global Equity Fund, Westwood Global Dividend Fund, Westwood Emerging Markets Fund, Loomis Sayles Full Discretion Institutional Securitized Fund, AT Disciplined Equity Fund, AT Mid Cap Equity Fund, AT Income Opportunities Fund, CBRE Clarion Global Infrastructure Value Fund, CBRE Clarion Long/Short Fund, ICM Small Company Portfolio, Haverford Quality Growth Stock Fund, AlphaOne Micro Cap Equity Fund, LSV Global Value Fund, LSV U.S. Managed Volatility Fund, LSV Global Managed Volatility Fund, LSV Value Equity Fund, LSV Small Cap Value, Fund, LSV Conservative Value Fund, TS&W Equity Portfolio, Edgewood Growth Portfolio and The Sands Capital Global Growth Fund (each a “Fund” and collectively the “Funds”) but such comments, to the extent applicable, should be applied to all funds in the Trust going forward. All Funds are a Series of the Trust.

SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds. In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

©2015 SEI	1

SEC Comment 1

AIG Money Market Fund, AlphaOne U.S. Equity Long/Short Fund, LSV Conservative Core Equity Fund, UA S&P 500 Index Fund, USFS Funds Limited Duration Government Fund, USFS Tactical Asset Allocation Fund, Westwood Balanced Fund and TS&W Fixed Income Portfolio are listed as active in EDGAR, although it appears that the Funds are no longer operational. Please confirm and mark as inactive in EDGAR if applicable. Additionally, the AlphaOne Micro Cap Equity Fund Class R is listed as active in EDGAR, although it appears that the class is no longer operational.

Trust Response to Comment 1

The Trust agrees and AIG Money Market Fund, AlphaOne U.S. Equity Long/Short Fund, LSV Conservative Core Equity Fund, UA S&P 500 Index Fund, USFS Funds Limited Duration Government Fund, USFS Tactical Asset Allocation Fund, Westwood Balanced Fund, TS&W Fixed Income Portfolio and AlphaOne Micro Cap Equity Fund Class R have been marked as inactive in EDGAR.

SEC Comment 2

Please update the series and class information in Edgar to include the ticker symbols to each applicable class of the following Funds if applicable: Westwood Short Duration High Yield Fund, Westwood Global Equity Fund, Westwood Global Dividend Fund and Westwood Emerging Markets Fund.

Trust Response to Comment 2

The Trust agrees, and any of the Funds noted above that have ticker symbols have been update in EDGAR to include the ticker symbol.

SEC Comment 3

Please explain the reason for the amended N-CSR/A filing on January 9, 2015 and the amended N-SARB/A filing on December 31, 2014 for the Thomson Horstmann & Bryant Small Cap Value Fund. Additionally, please explain the reason that the Thomson Horstmann & Bryant Microcap Value Fund had two N-CSR filings on January 9, 2015.

Trust Response to Comment 3

The Trust inadvertently filed the N-CSR for the Thomson Horstmann & Bryant Small Cap Value Fund under the class and series identifiers for the Thomson Horstmann & Bryant Microcap Value Fund. The amended filing for the Thomson Horstmann & Bryant Small Cap Value Fund was made to file under the correct class and series identifiers. The Trust will include an explanatory note with the amended filing in the future. Additionally, the N-SARB/A filing for the Trust was made to correct clerical errors in the original N-SAR filing.

SEC Comment 4

Certain Funds Filings on Form N-CSR were amended on January 9, 2014 to correct Item 4 information. Please note that when amended filings are made that contain certifications the certifications are expected to be updated with the amended filing date.

Trust Response to Comment 4

The Trust agrees, and will update the certification dates for any amended filings in the future.

SEC Comment 5

In future N-CSR filings, please disclose whether there have been any amendments made to or waiver granted from the Code of Ethics.

Trust Response to Comment 5

The Trust agrees, and in future N-CSR filings disclosure will be updated to include any amendments made to or waivers granted from the Code of Ethics.

©2015 SEI	2

SEC Comment 6

The disclosure in Item 4 of each N-CSR discloses “the aggregate fees for services rendered to the Trust”. Please explain what Funds are included in the disclosure. Also, please explain the rationale for disclosing the aggregate fees instead of the individual Fund’s fees since the N-CSR is filed individually.

Trust Response to Comment 6

The aggregate fees for services rendered to the Trust include all funds within the Trust that have an October 31st fiscal year end. Though each Advisor files a Form N-CSR, Management believes it is most prudent to disclose the fees in aggregate as it presents a truer representation of the total size of the engagement with the various Independent Audit Firms. An explanatory note will be added to Item 4 stating the fees are at the Trust level.

SEC Comment 7

We note that the funds disclose amounts of “audit-related fees” and “tax fees”. Items 4(c) and 4(d) require that the “Registrant shall describe the nature of the services comprising the fees disclosed under this category”. None of the Forms N-CSR included a description of the nature of the services comprising audit-related fees and tax fees.

Trust Response to Comment 7

The Trust agrees, and in future N-CSR filings, will include a description of services for Items 4(c) and 4(d).

SEC Comment 8

The audit opinion for the Cornerstone Funds is dated December 30, 2014 but the internal control letter attached to Form N-SAR is dated December 29, 2014. Please explain how Deloitte and Touche is comfortable issuing an internal control letter before the audit opinion date, the date the audit was substantially complete.

Trust Response to Comment 8

While the audit for the Cornerstone Funds was substantially complete on December 29, 2014, sign-off did not occur until December 30, 2014 and there was a clerical oversight on updating the date on the internal control letter. An amended N-SAR was filed on April 7, 2015 with the updated the internal control letter.

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SEC Comment 9

Form N-PX for the TS&W Equity Portfolio contained the following note: No votes have been cast on securities by this fund during the reporting period. Due to a technical issue at the third party proxy voting agent, votes were not cast. Follow-up with the third party agent revealed this was due to an operational and communications error, and additional controls will be added to prevent such errors in the future. Please explain the period of time for which no votes have been cast and what controls have been added to prevent the errors in the future.

Trust Response to Comment 9

As noted in the examination letter, the Form N-PX for the TS&W Equity Portfolio (the “Portfolio”) contained a note indicating that no votes had been cast on securities held during the reporting period. In preparing a summary of proxy votes cast by funds under its management, Thompson, Siegel & Walmsley (“TS&W”), the adviser to the Portfolio, noted that no proxies had been voted for the Portfolio during the reporting period. TS&W promptly investigated the situation and determined that the account had incorrectly been deleted from the third party system that TS&W uses to vote proxies. This third party system, ProxyExchange, is provided to TS&W by Institutional Shareholder Services (“ISS”). Upon further review, it was determined that the root cause of this failure was a human error at ISS, and was the direct result of an ISS employee deleting the voting account for the Portfolio from the ProxyExchange system, while in the process of deleting an erroneously created duplicate account for the Portfolio on that same system.

As a result of this error, no proxies were voted for the Portfolio for the period April 22, 2013 through July 11, 2014. No other TS&W accounts were impacted by this error, and TS&W properly voted all other proxies during this period that they had authority to vote. Following detection of the error, the account was promptly re-opened within ProxyExchange to allow for full reinstatement of proxy voting services and reporting. Based on TS&W’s review, it does not appear that TS&W’s failure to vote proxies for shares held in the Portfolio had any effect on the outcome of any proxy matters, given the small number of shares held in the Portfolio as compared to total outstanding shares. Despite the fact that this error had no impact on any proxy issues, TS&W takes its proxy voting responsibilities and related third-party vendor oversight obligations very seriously and has taken a number of steps to prevent a recurrence of this issue.

In addition, it should be noted that TS&W had performed an on-site due diligence review of ISS in August 2013, and had determined that overall ISS had reasonable internal controls in place, a determination that was also supported by the SSAE 16 that KPMG had issued regarding ISS’ operations. However, in light of this error and with the objective to prevent a recurrence of the same situation, TS&W has worked closely with ISS to further enhance the controls in place and has implemented the following enhancements:

Transition from Exception Reporting to Pro-Active Auditing - ISS now provides a greater level of transparency to TS&W in delivering enhanced reporting which TS&W can use for forensic testing purposes, and in providing a more robust communication flow between ISS and TS&W. One such report provided by ISS is a monthly list of accounts voted via ISS ProxyExchange, permitting TS&W to review eligible client accounts no less than quarterly to ensure they are being voted. This is the first level of forensic testing on proxy voting described in TS&W’s Proxy Voting Policy and Procedures. Prior to instituting this control, TS&W had been relying on exception-based reporting from ISS of new and terminated accounts. This control was not effective in avoiding the error, as ISS had not reported the active account as being terminated. This new control will enable TS&W to promptly detect an account whose proxies are not being properly voted or an account which has been closed in error.

Institution of Additional Change Controls – A new control has been instituted requiring ISS to obtain approval prior to closing an account. Existing controls had not prompted ISS to obtain this approval. This new control will enable TS&W to prevent an active account from being erroneously terminated on ProxyExchange.

Institution of Sampling Procedures – A second level of forensic testing has been instituted in which TS&W will periodically sample proxy votes on a random basis to ensure compliance with TS&W’s Proxy Voting Policy and Procedures and that votes are processed as directed. A TS&W Compliance Administrator will perform this testing to achieve a separation of duties from TS&W’s Proxy Coordinator. This new control, referenced in the SEC’s Staff Legal Bulletin on Proxy Voting, dated June 30, 2014, will assist in detecting practices that do not comply with TS&W’s Proxy Voting Policy and Procedures and other failures of ISS.

Documentation of Due Diligence and Error Procedures – Both existing and enhanced due diligence procedures have been included in TS&W’s Proxy Voting Policy and Procedures, specifying the focus areas of a due diligence review to be periodically performed by TS&W on ISS. The format of such a due diligence review may vary from year to year and will include: on-site due diligence visits and reviews; telephonic due diligence reviews; the use of due diligence questionnaires and other such tools; and the request for and review of SSAE 16 or similar documents. The subject matter of such reviews included in TS&W’s written procedures include a review of: the adequacy of ISS staffing; the robustness of ISS’ Policies and Procedures; a review of conflicts of interest between TS&W and ISS, and ISS and other parties; a review of ISS business changes; and an ISS quarterly review reporting package. TS&W also identified and memorialized a process for handling proxy voting issues that includes: follow up with ISS to determine the cause and details of the error; prompt reporting to impacted clients regarding error identification and resolution; and the adoption of additional controls to prevent recurrence of issues.

In addition, TS&W included the proxy voting process, including the newly added controls and enhancements noted above, within the scope of their 2014 SSAE 16 that KPMG recently completed; and KPMG has not communicated any performance improvement observations regarding that process. Finally, following the detection of this error, TS&W conducted a review of their policy and procedures and made several updates where appropriate, many of which are described here. TS&W will continue to perform periodic due diligence reviews and oversight of ISS as noted above to ensure that their service levels are appropriate and consistent with the terms of their service agreement.

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SEC Comment 10

Form N-1a Item 27(b)(7)(ii)(B) requires the line graph to be based on the minimum initial investment if that amount is greater than $10,000.

Trust Response to Comment 10

The Trust agrees, and to the extent applicable, all Funds in the Trust will base the line graphs on the minimum initial investment if that amount is greater than $10,000.

SEC Comment 11

Certain funds disclose the expense ratio following the average annual return table. Please disclose the date as of which the expense ratio is presented and refer the reader to the financial highlights for a more recent ratio.

Trust Response to Comment 11

The Trust agrees, and to the extent the Funds present this information, all Funds in Trust that present the information will include the date as of which the expense ratio is presented and will refer the reader to the financial highlights for a more recent ratio.

SEC Comment 12

The McKee International Equity Portfolio previously compared its performance to the MSCI EAFE Index (net). In the most recent report does not indicate “net”. Did the Fund change its index? Also, please disclose the meaning of the use of a “net” index.

Trust Response to Comment 12

The McKee International Equity Portfolio did not change its index and inadvertently dropped the “net” from the description of the index. In future reports the Fund, and other Funds as applicable, will include a description of the meaning of “net” in the index description.

SEC Comment 13

In accordance with a memo issued to the Investment Company Institute on July 30, 2012 by the SEC staff, funds with significant derivatives exposure should include a discussion of the effect of those derivatives on fund performance. No discussion of the effect of derivatives on fund performance was included in the MDFP for Cornerstone Funds or Acadian Emerging Markets Debt Fund.

Trust Response to Comment 13

The Trust agrees, and will ensure that each Fund noted above, and other Funds as applicable, include a discussion of the effect of derivatives on fund performance in all subsequent MDFPs.

SEC Comment 14

Rice Hall and James Micro Cap Portfolio presents a summary schedule of investments and the full schedule of investments is presented in Item 6 of the N-CSR. The required audit opinion was not included for the full schedule of investments.

Trust Response to Comment 14

The Trust agrees, and filed and amended Form N-SCR for the Rice Hall and James on March 23, 2015 to include the audit opinion on the full schedule of investments.

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SEC Comment 15

Please indicate the class of shares held for registered investment companies held in the schedule of investments.

Trust Response to Comment 15

The Trust agrees, and the Funds, as applicable, will include the class of shares held in the schedule of investments for registered investment companies.

SEC Comment 16

FMC Strategic Value Fund held investments that individually represent more than 5% of total assets sum to greater than 25%. The Fund indicates it is diversified under the 1940 Act. How did the Fund meet the diversification requirements?

Trust Response to Comment 16

The FMC Strategic Value Fund was in compliance with the diversification requirements under the 1940 Act on October 31, 2014 at time of purchase. The investments over 5% that summed to greater than 25% were caused by market fluctuations.

SEC Comment 17

AT Income Opportunities Fund and Cornerstone Advisors Public Alternative Funds invest in certain business development companies and they are categorized as financials within the schedule of investments. Please consider another classification since these are closed-end investment companies. Also, confirm that the AFFE associated with these investments has been factored into the prospectus fee table calculations.

Trust Response to Comment 17

The Trust agrees, and to the extent information is available, will classify business development companies under its own caption and will include any applicable fees in the AFFE calculation.

SEC Comment 18

AT Income Opportunities Fund invests 17% of net assets in Exchange Traded Funds and 3.6% of net assets in closed-end funds. Please explain why these are not included in the prospectus as principal investment strategies.

Trust Response to Comment 18

The AT Income Opportunities Fund’s investment in Exchange Traded Funds and closed-end funds were temporary allocations in connection with the Fund’s current asset size and is not indicative of a long-term principal investment strategy of the Fund. The Fund’s investment adviser has confirmed that, as circumstances in the Fund’s asset size changes, the portfolio manager will assess the investments in Exchange Traded Funds and closed-end funds and make decisions in accordance with those circumstances. Therefore the Trust does not believe it is necessary to add a corresponding principal investment strategy disclosure.

SEC Comment 19

For Funds with derivatives, disclosure indicates that the total amount of all open forward currency contracts is representative of volume activity for this derivative type. How is it considered indicative?

Trust Response to Comment 19

The Funds’ with forward currency contracts perform an analysis of the notional amount of forward currency contracts at year end to the average notional amount during the entire period. The disclosure in the annual report will be updated to specify that the volume is using notional amount.

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SEC Comment 20

TS&W Equity Portfolio and McKee International Equity Portfolio discloses the NAV as the offering and redemption price per share, however, these funds charge a redemption fee if shares are redeemed within 60 days of purchase. Please disclose that the redemption price per share may differ depending on the length of time the shares have been held.

Trust Response to Comment 20

The Trust agrees, and the Funds as applicable, will include a disclosure that the redemption price may differ depending on the length of time share have been held.

SEC Comment 21

Please confirm for the AT Funds have met the disclosure requirement of Article 6-07.7(b) that distributions from capital gains by other investment companies are disclosed separately under this caption on the statement of operations.

Trust Response to Comment 21

The Trust confirms, the AT Funds, did not receive any capital gain distributions from other investment companies during the reporting period.

SEC Comment 22

Please confirm for the Acadian Emerging Markets Debt Fund, Cornerstone Income Opportunities Fund, Cornerstone Real Assets Fund and CBRE Clarion Long/Short Fund that they met the requirements under Section 19A of the Investment Company Act of 1940 and the Funds’ websites are updated to reflect the nature of these distributions.

Trust Response to Comment 22

The Fund’s listed above had return of capital distribution in their annual reports and those excess distribution were driven by book/tax differences, thus at the time of distribution, there was a sufficient amount of income to not require a return of capital designation. Under these circumstances 19A notices are not required.

SEC Comment 23

Note (3) to the financial highlights table of the Rice Hall James Small Cap Portfolio and the Rice Hall James Micro Cap Portfolio states that the ratio of expenses to average net assets excludes the effect of fees paid indirectly. If these expense offsets were included, the ratios would have been the same. This statement does not appear accurate. For example, we calculate 0.03% of fees paid indirectly for the Rice Hall James Small Cap Portfolio.

Trust Response to Comment 23

The Trust agrees, and going forward, will ensure that Note 3 to the financial highlights properly reflects the effect of fees paid indirectly.

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SEC Comment 24

For the Rice Hall James funds, please disclose the expenses that are excluded from the expense limitation agreement. We note that the disclosure indicates that the effects of expense offset arrangements are considered before calculating the amount of the waiver. Please provide the expense limitation agreement that discloses this clause that the effects of expense offset arrangements are considered when calculating the expense waiver.

Trust Response to Comment 24

The Trust agrees, and the Rice Hall James Funds, will include in the disclosure any exclusions from the expense limitation agreement similar to the disclosure in the prospectus that states the expense limitation agreement excludes: interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses. The expense limitation agreement was filed as exhibit (d)17 to the Trust’s PEA 117 on December 18, 2009.

SEC Comment 25

Please confirm that the expense limitation agreements for funds that have recapture provisions are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Consider modifying the disclosure related to recoupment of expenses previously waived.

Trust Response to Comment 25

The Trust confirms that expenses being recaptured are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The Trust will continually monitor amounts subject to recapture against the original expense cap at the time the expenses were waived and enhance the disclosures relating to previously waived fees subject to recoupment.

SEC Comment 26

ICM Small Company Portfolio discloses in the notes to financial statements that it may invest in MLPs. What is the percentage of net assets that may be invested in MLPs? Also, there was no disclosure regarding MLPs in the prospectus.

Trust Response to Comment 26

The ICM Small Company Portfolio had one security considered to be an MLP at October 31, 2014 representing 1.2% of net assets. The ICM Small Company Portfolio will consider additional MLP disclosures in future if the investment in MLPs becomes a more significant part of their strategy.

SEC Comment 27

AT Mid Cap Equity Fund and AT Income Opportunities Fund commenced operations via an in-kind contribution. Were these contributions in-kind disclosed in the initial prospectus filing?

Trust Response to Comment 27

The Trust is unaware of any N-1A disclosure requirement to disclose a fund’s commencement of operations via an in-kind contribution and accordingly no disclosure was provided in the prospectus filing. The AT Mid Cap Equity Fund and AT Income Opportunities Fund commenced operations via in-kind contributions from client separate accounts and not from pooled investment vehicles.

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SEC Comment 28

The Sands Capital Global Growth Fund discloses that “for the year ended October 31, 2014, there were no transfers between levels”. The 7/31/14 N-Q filed for this fund discloses that “during the period ended July 31, 2014, there were transfers from Level 1 to Level 2. Please explain this discrepancy.

Trust Response to Comment 28

The Trust utilizes the full reporting period as the measurement period for the October 31, 2014 annual report to monitor transfers. Additionally the Trust considers transfers to be effective as of the end of the period. During the interim periods, there may be transfers as of those measurement dates between levels but when taken as a period as a whole there were no transfers.

SEC Comment 29

Cornerstone Advisors Funds pay the investment adviser and sub-adviser directly. Disclose the rates of fees paid to the sub-advisors.

Trust Response to Comment 29

The investment adviser to the Cornerstone Funds and the Trust have been granted an exemptive order by the SEC (please see ICA Rel. No. 30884 (Jan. 16, 2014) at http://www.sec.gov/rules/ic/2014/ic-30884.pdf for the Notice and ICA Rel. No. 30916 (Feb. 11, 2014) at http://www.sec.gov/rules/ic/2014/ic-30916.pdf for the Order) that permits the Cornerstone Funds to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to the Funds’ investment adviser and any “Affiliated Sub-advisers” (as defined in the Notice), and (ii) the aggregate fees paid to sub-advisers other than Affiliated Sub-advisers in lieu of disclosing the fees paid to each sub-adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Securities Exchange Act of 1934, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X. None of the Cornerstone Funds’ sub-advisers are Affiliated Sub-advisers. As such, the Trust has not included and is not required to include the rates of fees paid to the sub-advisers in accordance with its exemptive relief.

SEC Comment 30

For the Loomis Sayles Full Discretion Institutional Securitized Fund, Cornerstone Advisors Global Public Equity Fund and Cornerstone Advisors Income Opportunities Fund includes the following disclosure: For the year ended October 31, 2014, there were transfers between Level 2 and Level 3 assets and liabilities due to changes in the availability of observable inputs used to determine fair value. FASB ASC requires that transfers into each level should be disclosed separately from transfers out the level. By stating that there were transfers “between” levels, how is a shareholder to know if these were transfers into our out of the levels? Also, the reasons for the transfers should be more detailed rather than stating simply that the transfers were due to changes in the availability of observable inputs used to determine fair value. Additionally, please explain why this fund did not include a chart detailing the quantitative information about the significant unobservable inputs used in the fair value measurements for Level 3 investments. Disclosure indicates that the fund “generally” uses prices provided by an independent pricing service, broker or agent bank, which provide non-bonding indicative prices on or near valuation date as the primary input for fair value determinations for the Level 3 assets. Were the Level 3 assets at October 31, 2014 valued using these broker quotes? The disclosure is not clear by using the term “generally”. Please explain.

Trust Response to Comment 30

The Trust’s policy is to include additional Level 3 disclosures when the amount of Level 3 securities is greater than 1% of net assets as of the measurement date. The Trust will disaggregate transfers, enhance its disclosure to include additional information about the reason for the transfer and the Trust’s policy on when it discloses additional information regarding Level 3 securities.

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SEC Comment 31

Note 7 to the Cornerstone Advisors Fund includes disclosure of investment transactions. Please explain why purchases to cover have been excluded from the disclosure? Has the portfolio turnover rate been calculated in accordance with Form N-1A?

“The proceeds from a short sale should be included in the value of the portfolio securities that the company sold during the reporting period and the cost of covering a short sale should be included in the value of the portfolio securities that the registrant purchased during the period.”

Trust Response to Comment 31

The Trust confirms portfolio turnover was calculated in accordance with For N-1A. The Trust believes, the amounts excluded did not meet the definition of long-term investments under N-1A. The Trust, on a going forward basis, will monitor the calculation of portfolio turnover to make sure it is in accordance with Form N-1A.

SEC Comment 32

For funds that participate in a securities lending program, consider disclosing the fee splits or the gross amount of securities lending income. Please explain why the AlphaOne Micro Cap Equity Fund had less than 100% collateral against securities lending.

Trust Response to Comment 32

Note 8 of the financial statements for the AlphaOne Micro Cap Equity Fund states: “it is the Fund’s policy to obtain additional collateral from or return excess collateral to the borrower by the end of the next business day, following the valuation date of the securities loaned. Therefore, the value of the collateral held may be temporarily less than the value of the securities on loan”. The Fund obtained additional collateral the next business day to meet the collateral requirement.

SEC Comment 33

Confirm that the disclosure requirements of FASB ASC 210-20-50 have been included for items subject to master netting arrangements, regardless of whether or not the funds offset. Additionally, for funds that include the disclosure (see the AlphaOne Micro Cap Equity Fund for an example), include a description of the rights of setoff associated with an entity’s recognized assets and recognized liabilities subject to an enforceable master netting arrangement, including the nature of those rights.

Trust Response to Comment 33

The Trust agrees, and will enhance disclosures to include a description of the rights of setoff associated with an entity’s recognized assets and recognized liabilities subject to an enforceable master netting arrangement, including the nature of those rights.

SEC Comment 34

For funds investing in derivatives, please provide more specificity in the notes to financial statements related to why a fund invested in derivatives during the period.

Trust Response to Comment 34

The Trust agrees, and the Funds as applicable, will include a disclosure that reflects why a fund invested in derivatives.

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SEC Comment 35

For funds experiencing a change in auditor, please ensure all relevant disclosures are made including Item 27(b)(4) of Form N-1A –Change in and disagreements with Accountants, Sub-Item 77K of Form N-SAR including a letter from the former accountant attached to the N-SAR. The following Funds did not complete all the requirements related to the Form N-SAR filing: CBRE Clarion Long/Short Fund, CBRE Clarion Global Infrastructure Fund, ICM Small Company Portfolio, AT Disciplined Equity Fund, Acadian Emerging Markets Debt Fund and Acadian Emerging Markets Portfolio.

Trust Response to Comment 35

The Trust has filed, on April 7, 2015, an amended N-SAR to update Sub-Item 77K and included the letters from the former accountants as attachments to the amended filing.

SEC Comment 36

For all funds, please disclose the following related to new accounting standards that have been issued but not yet adopted: A brief description of the new standard, the date that adoption is required, and the date that the registrant plans to adopt, if earlier. A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined. A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable. In that case, a statement to that effect may be made. If applicable, companies are encouraged to disclose that a standard has been issued and that its adoption will not have a material effect on its financial position or results of operations. Disclosure of the potential impact of other significant matters that the registrant believes might result from the adoption of the standard (such as technical violations of debt covenant agreements, planned or intended changes in business practices, etc.) is encouraged.

Trust Response to Comment 36

The Trust agrees, and will include additional disclosures relating to the adoption of new accounting standards.

SEC Comment 37

Cornerstone Advisors Funds had a special shareholder meeting which was disclosed in Form N-CSR. However, Form N-SAR Sub-Item 77C did not contain the required attachment.

Trust Response to Comment 37

The Trust has filed, on April 7, 2015, an amended N-SAR to update Item 77C and included the shareholder voting results as attachments.

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SEC Comment 38

The Approval of Investment Advisory Agreements disclosure does not appear to meet the specificity requirements of Instruction 2 to Item 27(d)(6) of Form N-1A:

Conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Fund and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract.

What specific information did the Board review? How did the fund compare to the peer group? What funds outperformed and what funds overperformed? How did these funds compare to their peer group? How did these factors examined for each fund lead the Board to its conclusion? In addition, for funds with sub-advisers, the disclosure should be specific to each sub-adviser.

Trust Response to Comment 38

The Trust believes that its current disclosure complies with the disclosure requirements of Item 27(d)(6) of Form N-1A. The disclosure identifies the material factors and the conclusions with respect thereto that formed the basis of the Board’s approval of the advisory agreements. Further, the disclosure includes specific information reviewed by the Board that was part of each of these material factors, such as specific information relating to (A) the nature, extent and quality of services provided by the relevant adviser, (B) the investment performance of the relevant funds and relevant adviser, (C) the costs of advisory services provided, (D) adviser profitability and (E) economies of scale. The Trust does not believe that Item 27(d)(6) requires a discussion of how a fund’s performance compared to its peers, as this is just one piece of information relating to the Board’s overall review of a fund’s and adviser’s performance. With respect to a fund with multiple sub-advisers, to the extent that the Board’s considerations or conclusions with respect to the approval of such sub-advisers’ investment sub-advisory agreements varied, the Trust includes such differences in its disclosures.

SEC Comment 39

For the Disclosure of Fund Expenses: General Instruction 1(b) to Item 27(d)(1) of Form N-1A requires a fund to modify the narrative explanations to reflect accurately the fund’s circumstances. It appears as if all funds use disclosure that references only “ongoing costs” and does not reference transaction costs as required by Form N-1A. Funds that charge transaction costs should modify the disclosure. The current disclosure does not include the dates in the lead in text as note in Item 27(d)(1): The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period [insert dates].

Trust Response to Comment 39

The Trust agrees, and in future reports, the Disclosure of Fund Expenses will include shareholder transaction costs as part of the calculation and dates in the lead in text.

SEC Comment 40

Please explain how the Cornerstone Advisors Public Alternatives Fund calculated the most recent 6 month expense ratio of 1.03% with an annual expense ratio of 1.03% and a semi-annual expense ratio as of April 30, 2014 of 0.93%.

Trust Response to Comment 40

The Cornerstone Advisors Public Alternatives Fund inadvertently utilized the annual expense ratio instead of the six-month expense ratio in the calculation for the Disclosure of Fund Expenses. Going forward the Fund will ensure the six-month expense ratio is utilized.

©2015 SEI	12

Please contact Peter Kipa at (610) 676-3113 if you have any questions or comments.

Very truly yours,

/s/ Rami Abdel-Rahman

Rami Abdel-Rahman
Treasurer, Controller and Chief Financial Officer

cc:	Michael Beattie

Russell Emery

John Y. Kim

Theresa McNamee

James J. Hoffmayer

©2015 SEI	13